Exhibit 99.2



                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

       ELAN ANNOUNCES RECEIPT OF CONSENTS AND TENDERS FOR 90% OF EPIL III
                        SERIES B AND C GUARANTEED NOTES


Dublin, Ireland, November 17, 2004 - Elan Corporation, plc ("Elan") and its wholly-owned subsidiary, Elan International Services Ltd. ("EIS"), announced today that tenders and consents from holders of US$352,682,000 aggregate principal amount of Series B Guaranteed Notes (PPN: G2954# AB7) and Series C Guaranteed Notes (PPN: G2954# AC5) issued by Elan's wholly-owned subsidiary, Elan Pharmaceutical Investments III, Ltd. (collectively, the "Notes"), were received on or prior to the early tender deadline, which expired at 12:00 midnight, New York City time, on November 10, 2004. The Notes were tendered and the related consents delivered pursuant to the previously announced cash tender offer to purchase up to US$351 million (of $390 million) aggregate principal amount of Notes EIS and the related consent solicitation by Elan.

In accordance with the terms of the tender offer and consent solicitation, EIS and Elan have accepted for payment and have paid for, on a pro rata basis, US$317,406,000 aggregate principal amount of Notes (representing approximately 90% of the Notes tendered) for total consideration of US$323,640,981, plus accrued and unpaid interest to date. The total consideration includes an aggregate early tender premium of US$4,284,981 and an aggregate consent payment of US$1,950,000. The consent payments were made to all holders of Notes regardless of whether the holders tendered their Notes or delivered consents.

The tender offer and consent solicitation will expire at 12:00 midnight, New York City time, on November 26, 2004, unless extended. At the expiration time, Elan and EIS expect to accept for payment, on a pro rata basis, an additional US$33,594,000 aggregate principal amount of Notes tendered on or prior to the expiration time, including, if necessary, a portion of the additional


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

Elan Announces Receipt of Consents and Tenders for 90% of EPIL III Series B and C Guaranteed Notes


US$35,276,000 aggregate principal amount of Notes tendered prior to the early tender deadline and not previously accepted for payment (bringing the total aggregate principal amount of Notes accepted for payment to US$351,000,000). Holders of any additional Notes tendered prior to the early tender deadline and accepted for payment will receive the early tender premium of US$13.50 per US$1,000 principal amount of Notes tendered. Holders of Notes properly tendered after the early tender deadline but prior to the expiration time will receive only the tender consideration of US$1,000 per US$1,000 principal amount of Notes tendered and accepted for payment. In either case, holders will receive accrued and unpaid interest on Notes tendered and accepted for payment to, but not including, the final settlement date. Any Notes not accepted for payment on the final settlement date as a result of the pro rata acceptance of Notes, including Notes tendered prior to the early tender deadline and not previously accepted for purchase, will be returned to the holders promptly following the final settlement date. Notes may no longer be withdrawn and consents delivered may no longer be revoked.

As a result of the receipt of the requisite consents and the satisfaction of all conditions to the tender offer and consent solicitation, including the concurrent completion of the offering of Senior Notes announced today, Elan has entered into an amendment to the guarantee agreement governing Elan's guarantee of the Notes (the "EPIL III Guarantee Agreement") and a consent agreement under the indenture governing the 6.50% Convertible Guaranteed Notes issued by Elan Capital Corp. Ltd. and guaranteed by Elan (the "Convertible Note Indenture"). The amendment to the EPIL III Guarantee Agreement, which eliminates many of the restrictive covenants contained in the EPIL III Guarantee Agreement, and the consent agreement under the Convertible Note Indenture, which effectively permanently waives compliance with all of the restrictive covenants contained in the Convertible Note Indenture that restrict certain activities of Elan and its subsidiaries without the prior consent of a majority in aggregate principal amount of the outstanding Notes, have become effective and are binding on all remaining holders of the Notes.

The tender offer and consent solicitation are being made solely on the terms and conditions contained in the Offer to Purchase and Consent Solicitation Statement, dated October 28, 2004, and related documents (together, the "Tender Documents").


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Elan Announces Receipt of Consents and Tenders for 90% of EPIL III Series B and
C Guaranteed Notes


Elan and EIS have engaged Morgan Stanley & Co. Incorporated to act as dealer manager in connection with the tender offer and solicitation agent in connection with the consent solicitation. Questions regarding the tender offer and consent solicitation and requests for additional Tender Documents should be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1941 (collect), Attention Francesco Cipollone. The Depositary is The Bank of New York.

This press release is for informational purposes only and does not constitute an offer to purchase, or the solicitation of an acceptance of the tender offer or the consent solicitation with respect to, the Notes. The tender offer and consent solicitation are being made only pursuant to the Tender Documents.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, Elan's financial condition, results of operations and business prospects and Elan's products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether the U.S. Food and Drug Administration (the "FDA") approves Antegren for the treatment of multiple sclerosis and Crohn's disease and the commercial potential of Antegren; whether the FDA approves Prialt as an intrathecal treatment for severe pain and the commercial potential of Prialt; whether the previously announced class action settlement receives final court approval on the terms expected, or at all; whether the previously announced provisional settlement of the investigation by the Securities and Exchange Commission (the "SEC)") is approved by the Commissioners of the SEC on the terms expected, or at all; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of Elan's other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement


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Elan Announces Receipt of Consents and Tenders for 90% of EPIL III Series B and
C Guaranteed Notes


and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; exposure to product liability and other types of lawsuits; Elan's ability to protect its patents and other intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.




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